Alvotech Reports Record Revenues and Adjusted EBITDA
for the Second Quarter and First Six Months of 2024

-Record Total Revenues of $236 million for the first six months of 2024, an over ten-fold increase compared to same period in 2023

-Product revenues for the first six months were $66 million, a 190% increase from the same period last year, with Q2 product revenues contributing $53 million

-License and other revenues for the first six months increased to $170 million, with Q2 license and other revenues contributing $145 million

-Adjusted EBITDA in the first six months was $64 million, compared to negative ($147) million for the same period last year, with Q2 adjusted EBITDA contributing $102 million

-Achieved numerous development and performance milestones including the recent filing acceptance of EU marketing application for AVT06, biosimilar candidate to Eylea® (aflibercept)

-Management reaffirms 2024 full year guidance

-Alvotech will conduct a business update conference call and live webcast on Friday August 16, 2024, at 8:00 am ET (12:00 pm GMT)
REYKJAVIK, Iceland, August 15, 2024 - Alvotech (NASDAQ: ALVO, or the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today reported unaudited financial results for the first six months of 2024 and provided a summary of recent corporate highlights.
“These are truly exciting times for Alvotech. In the first half of the year, Alvotech generated record results, with an over ten-fold increase in total revenues compared to the same period in 2023 and positive Adjusted EBITDA for the first time, both for the second quarter and the first half of the year. Product revenues are growing rapidly, as we launch multiple products globally, backed by exceptionally strong milestone revenues in the second quarter,” said Robert Wessman, Chairman and CEO of Alvotech. “Our order book for biosimilar Humira in the U.S. for 2024 has already grown from the initial 1 million units previously announced, to approximately 1.3 million units today. Revenues generated from these U.S. orders will be predominantly

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recognized in the second half of the year. Our recent launch of Stelara in Canada, Japan, and Europe highlights our global, multiproduct strategy. As we enter the second half of the year, we are already receiving replenishment orders in certain markets.”
Recent Highlights
Commercial and Development Milestones
Alvotech announced positive topline results from a confirmatory patient study for AVT03, a proposed biosimilar to Prolia® (denosumab) and Xgeva® (denosumab). Alvotech also announced positive top-line results from a pharmacokinetic (PK) study assessing the PK, safety, and tolerability of AVT03 compared to Xgeva in healthy adult participants. Previously, Alvotech announced positive top-line results from a separate PK study comparing AVT03 to Prolia.

Alvotech and STADA strengthened their existing strategic alliance, to include AVT03. Upon approval, STADA will assume semi-exclusive commercial rights in Europe, including Switzerland and the UK, as well as exclusive commercial rights in selected countries in Central Asia and the Middle East. Alvotech and STADA also agreed to extend STADA’s commercial rights for biosimilars to Humira® (adalimumab) and Stelara® (ustekinumab) to Commonwealth of Independent States (CIS) countries in Central Asia.

Alvotech and Advanz Pharma expanded their partnership with an agreement regarding the supply and commercialization of Alvotech’s proposed biosimilar to Eylea® (aflibercept). Alvotech is currently developing AVT06, a proposed biosimilar to Eylea® low dose (2 mg) and AVT29, a biosimilar candidate for Eylea® high dose (8 mg). Advanz Pharma has exclusive commercialization rights for AVT06 and AVT29 in Europe, except for Germany and France where the rights are semi-exclusive. Alvotech and Advanz Pharma also announced that the European Medicines Authority had accepted the EU/EEA marketing application for AVT06. The process to obtain marketing authorization could be completed in the third quarter of 2025.

STADA and Alvotech announced the launch of Uzpruvo® (ustekinumab), known as AVT04, the first approved biosimilar to Stelara® in Europe, across a majority of European countries. The pioneering launch came immediately upon expiry of exclusivity rights for Stelara. Previously, AVT04 had been launched in Canada and Japan.

Corporate Milestones
Alvotech announced that holders of the majority of subordinated convertible bonds, originally issued by Alvotech in 2022, with maturity on December 20, 2025, (the “Convertible Bonds”) elected to convert the principal and accrued interest into ordinary shares of Alvotech at the fixed conversion price of US$10.00 per share. On July 1, 2024, Alvotech issued 22,073,578 new ordinary shares in exchange for the convertible bonds.

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Subsequently the pro-forma total number of issued shares in Alvotech as of July 1, is 324,801,040 and the pro-forma total number of outstanding shares as of the same date, is 301,481,596.

On July 11, 2024, Alvotech announced the closing of a senior first lien term loan facility of $965 million, in two tranches (the “Facility”) with a group of institutional investors, led by GoldenTree Asset Management. Upon closing, Alvotech also announced that it had refinanced its outstanding debt obligations, reducing the cost of capital and improving its overall debt profile. The Facility, for $965 million in aggregate principal amount, matures in June 2029.

As per the terms of the Facility, upon closing Alvotech settled its existing debt obligations. Holders of the Convertible Bonds that did not exercise their right to conversion obtained repayment in July 2022. As a result, Alvotech does not have any convertible bonds outstanding. Outstanding debt is limited to the Facility, mortgage debt and equipment financing. All outstanding debt has maturity in June 2029 or at a later date.
Summary of the Financial Results for First Six Months of 2024
Cash position and sources of liquidity: As of June 30, 2024, the Company had cash and cash equivalents of $10.9 million, excluding $25.0 million of restricted cash. In addition, the Company had borrowings of $1,055.9 million, including $999.0 million of current portion of borrowings, as of June 30, 2024. Taking into effect the refinancing in July, the Company had a proforma cash balance of $153 million excluding $25.0 million of restricted cash and proforma gross borrowings of $1,035 million.
Product Revenue: Product revenue was $65.9 million for the six months ended June 30, 2024, compared to $22.7 million for the same six months of 2023. Revenue for the six months ended June 30, 2024, consisted of product revenue from sales of AVT02 in select European countries and Canada, launch of AVT02 in the U.S., launch of AVT04 in Canada and Japan and pre-launch sales for select European markets.
License and Other Revenue: License and other revenue was $169.7 million for the six months ended June 30, 2024, compared to ($2.5) million for the same six months of 2023. The license and other revenue increase of $172.1 million was primarily attributable to the recognition of $119.0 million research and development milestone including the approval of AVT04 in Europe, the commencement of a clinical phase for the AVT16 program, the Confirmatory Efficacy and Safety (CES) completion of AVT03 and the CES completion of AVT05. This also included $30.1 million of performance milestone relative to the product launch of AVT04 in Japan, the achievement of sales target of AVT02, and the launch of AVT02 in the U.S., and a net milestone revenue of $14.3 million for the execution of commercial contracts during the six months ended June 30, 2024.
Cost of product revenue: Cost of product revenue was $65.2 million for the six months ended June 30, 2024, compared to $67.9 million for the same six months of 2023, as a result of sales in the period, including the launch of AVT04 in Canada, Japan and pre-launch in a select European countries tempered by lower production-related charges and lower costs associated with FDA inspection readiness. Cost of product revenue for the period is disproportionate relative to product revenue due to the timing of new launches and elevated

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production-related charges, resulting in higher costs than revenues recognized for the period. The Company expects this relationship to continue normalizing with increased production from the scaling and expansion of new or recent launches. The Company estimates that the anticipated increase in sales volumes will result in a greater absorption of fixed manufacturing costs.
Research and development (R&D) expenses: R&D expenses were $97.5 million for the six months ended June 30, 2024, compared to $99.6 million for the same six months of 2023. The slight decrease was primarily driven by a one-time charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23 recognized during the six months of 2023 and the decrease of $2.4 million primarily related to programs which have completed clinical phase (i.e., AVT02 and AVT04 programs), partially offset by a $17.3 million increase in direct program expenses mainly from four biosimilar candidates, AVT03, AVT05, AVT06 and AVT16 that are in clinical phase.
General and administrative (G&A) expenses: G&A expenses were $29.6 million for the six months ended June 30, 2024, compared to $41.9 million for the same six months of 2023. The decrease in G&A expenses was primarily attributable to ongoing streamlining of the operation of Alvotech, including $5.8 million in lower third-party services, lower insurance premiums and less headcount, coupled with a $4.2 million decrease in expenses for share-based payments.
Operating profit: Operating profit was $43.5 million for the six months ended June 30, 2024, compared to ($189.1) million for the same six months of 2023. The increase of $232.5 million was primarily attributable to the sharp increase in total revenues due to a combination of expansion of our product launches and milestones recognition for advancing our product through our pipeline and achieving contractual sales targets. This is coupled with a decrease in operating expenses driven by continuing efforts by the Company to scale and rationalize operations.
Finance income: Finance income was $80.8 million for the six months ended June 30, 2024, compared to $122.5 million for the same six months of 2023. The Finance income for the six months ended June 30, 2024, was primarily attributable to the change in fair value of the Tranche A Conversion Feature of the 2022 Convertible bonds impacted by the bond holders exercising their right to conversion into ordinary shares on the last scheduled conversion date prior to maturity, which is 1 July 2024. The Finance income for the six months ended June 30, 2023, was mainly attributable to a favorable change in fair value of the Predecessors Earn Out shares.
Finance costs: Finance costs were $277.4 million for the six months ended June 30, 2024, compared to $64.3 million for the same six months of 2023. The Finance costs for the six months ended June 30, 2024 were primarily attributable to a $120.5 million change in fair value of the Predecessors Earn Out shares, which was negatively impacted by the increase in the Company's share price during the six months ended June 30, 2024 and by the settlement of the existing debt obligations upon execution of the agreement led by GoldenTree Asset Management for a senior secured first lien term loan facility of $965 million. The early redemption of the existing debts, which were settled concurrently with the new facility in July 2024, resulted in the acceleration of previously deferred debt issue costs and debt discounts resulting in $63.1 million loss on remeasurement

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for the six months ended June 30, 2024. The Finance costs for the six months ended June 30, 2023, were primarily attributable to the interest charges on existing debt obligations.
Exchange rate differences: Exchange rate differences resulted in a gain of $7.7 million for the six months ended June 30, 2024, compared to a loss of $3.1 million for the same six months of 2023. The change was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and euros.
Income tax benefit: Income tax expense was $5.1 million for the six months ended June 30, 2024, compared to a benefit of $49.9 million for the same six months of 2023. The decrease in benefit was mainly driven by a substantial decrease in operating losses and was netted into an overall tax charge as of June 30, 2024, due to the weakening of the Icelandic krona against the U.S. dollar, which decreased the U.S. dollar value of Icelandic tax loss carry-forwards that the Company expects to fully utilize against future taxable profits.
Loss for the Period: Reported net loss was $153.5 million, or ($0.61) per share on a basic and diluted basis, for the six months ended June 30, 2024, compared to a reported net loss of $86.9 million, or ($0.39) per share on a basic and diluted basis, for the same six months of 2023. As mentioned above, the net loss for the period is heavily impacted by the fair value costs associated with our derivative liabilities and the impact of the early redemption of the existing debt obligations. Profit for the period in Q2 2024 was $65.2 million.
Business Update Conference Call
Alvotech will conduct a business update conference call and live webcast on Friday, August 16, at 8:00 am EDT (12:00 pm GMT). Registration for the conference call and access to the live webcast is found on https://investors.alvotech.com/events/event-details/q2-2024-earnings, where you will also be able to find a replay of the webcast, following the call for 90 days.

About AVT02 (adalimumab)
AVT02 is a monoclonal antibody and has been approved as a biosimilar to Humira® (adalimumab) in over 50 countries globally, including the U.S., Europe, Canada, Australia, Egypt, Saudi Arabia and South Africa. It is currently marketed in the U.S. as SIMLANDI and under private label, in Europe as HUKYNDRA, in Canada as SIMLANDI and in Australia as ADALACIP. Dossiers are also under review in multiple countries globally.

About AVT03 (denosumab)
AVT03 is a human monoclonal antibody and a biosimilar candidate to Prolia® and Xgeva® (denosumab). Denosumab targets and binds with high affinity and specificity to the RANK ligand membrane protein, preventing the RANK ligand/RANK interaction from occurring, resulting in reduced osteoclast numbers and function, thereby decreasing bone resorption and cancer-induced bone destruction [2]. AVT03 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

About AVT04 (ustekinumab)
AVT04 is a monoclonal antibody and a biosimilar to Stelara® (ustekinumab). Ustekinumab binds to two cytokines, IL-12 and IL-23, that are involved in inflammatory and immune responses [1]. AVT04 has been

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launched in Canada as JAMTEKI, in the EEA as UZPRUVO, and in Japan as USTEKINUMAB BS (F). It has been approved in the U.S. as SELARSDI. Dossiers are also under review in multiple countries globally.

About AVT06/AVT29 (aflibercept)
AVT06/AVT29 is a recombinant fusion protein and a biosimilar candidate to Eylea® (aflibercept) 2 mg and 8 mg dose, which binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [2]. AVT06/AVT29 are investigational products and have not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] EMA Uzpruvo product information
[2] Prolia product information
[3] Eylea product information

Use of trademarks
Humira is a registered trademark of AbbVie Inc. Stelara is a registered trademark of Johnson & Johnson Inc. Prolia and Xgeva are registered trademarks of Amgen Inc. Stelara is a registered trademark of Johnson & Johnson Inc. Elyea is a registered trademark of Regeneron Pharmaceuticals Inc. and Bayer AG.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue

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reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

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